SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 3, 2009

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

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Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis announces USD 1 billion investment to build largest pharmaceutical R&D institute in China

•                  Novartis Institute of BioMedical Research in Shanghai, an integral part of the Novartis global R&D network worldwide, to rank third largest for Novartis worldwide

•                  Additional USD 250 million invested in advanced technical R&D and manufacturing facility opening in Changshu, furthering economic development of Jiangsu province and Suzhou city

Beijing, November 3, 2009 — Novartis announced today a USD 1 billion investment over the next five years, increasing R&D activities in China and confirming Novartis’ long term commitment to China’s further economic development, health reform and improving the health care of the Chinese people. The Novartis investment will include a significant expansion of The Novartis Institute of BioMedical Research (CNIBR) in Shanghai.

“We are confident that our expanded investment in R&D will result in innovative therapies for patients in China and other countries nurtured by the growing scientific excellence in China.” said Dr Daniel Vasella, Chairman and CEO of Novartis. “We are also pleased to contribute to the Shanghai government’s aim to establish the city as the premiere R&D center for China’s bio-medicine industry by 2012, as Novartis is committed to investing to further the Chinese government’s strategy for stimulating economic growth, stability and enhancing the livelihood of the Chinese people.”

Demand for healthcare in China is growing rapidly. In addition, the burden of disease now includes more chronic diseases associated with lifestyle choices. The government is working to expand access to affordable, basic medical services to all citizens by 2020, and recently announced that it will spend approximately USD124 billion over the next three years to further build the nation’s health system. Government efforts are expected to extend to expanding insurance coverage, updating public hospitals and training community healthcare workers. Activities are also anticipated to help improve health IT systems and strengthen the quality and safety of pharmaceutical production capabilities, improving access to innovative treatments. Novartis aims to support the government’s health reform by sharing knowledge and best practices.

Novartis investments will expand The Novartis Institute for BioMedical Research in Shanghai (CNIBR) which is currently located in Zhangjiang High-tech Park. The Institute specializes in basic research and development of new drugs including small molecule and biological medicines to treat diseases that are highly prevalent in China. To allow for this large expansion, the BioMedical Research Institute will relocate to a new state of the art campus in Shanghai. Its activities are expected to span work in analytics and biomarkers, in vivo pharmacology, protein production, characterization and scale-up screening and chemistry and proteomics, genomics and imaging. CNIBR is expected to extend and increase its collaborations with institutions in China and is committed to cultivating local R&D talent, sharing the world-leading development technology platform of Novartis and years of drug development experience. CNIBR is expected to be the third largest R&D center for Novartis, after the R&D center in Cambridge, Massachusetts, USA and the facility at the Novartis headquarters in Basel, Switzerland, and to become the largest comprehensive R&D center in China. Estimates are that the number of R&D associate positions will increase from 160 today to about 1,000.

Novartis also announced that it has invested USD 250 million in a new global technical center which is opening in Changshu, focused on technical research, development and manufacturing activities of APIs (active pharmaceutical ingredients). The synergies gained from the co-location of both technical R&D and manufacturing enable significant pharmaceutical process improvements and operational efficiencies. The number of high quality jobs at the new center is projected to nearly double, and the facility is expected to be a critical part of the global production and supply chain network.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by terminology such as “to build,” “to rank,” “commitment,” “will,” “confident,” “aim,” “committed,” “strategy,” “expected,” “anticipated,” “aims,” “estimates,” “projected,” or similar expressions, or by express or implied discussions regarding the extent of Novartis’ investment in expanding its Research and Development Institute in China, and the period of time over which such investment will occur; regarding the size and extent of the facilities and jobs to be created at CNIBR and at the Changshu facility, and the work to be done at those facilities; regarding potential new products, potential new indications for existing products or potential new technologies to be developed as a result of the investments announced in this release, or regarding potential future revenues from any such products or technologies, or potential future sales or earnings of the Novartis Group or any of its divisions or business units; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the Novartis investments in China will ultimately be as set forth in this release. Nor can there be any guarantee that the Novartis investments set forth in this release will result in the construction of facilities of any particular size or relative size, or will result in the creation of any particular number of jobs or that any particular types of work will be performed at these facilities. Neither can there be any guarantee that any new products or any new indications for existing products, or any new technologies will be developed, or approved for sale in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected difficulties in employing or retaining qualified employees; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; the uncertain outcome and progress of the ongoing global financial and economic crisis, including uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; the uncertain outcome and progress of the ongoing global financial and economic crisis, including uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in each of these areas. In 2008, the Group’s continuing operations achieved net sales of USD 41.5 billion and net income of USD 8.2 billion. Approximately USD 7.2 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 99,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

New York

# # #

Novartis Media Relations

Central media line : +41 61 324 2200

Eric Althoff

Novartis Global Media Relations

+41 61 324 7999 (direct)

+41 79 593 4202 (mobile)

eric.althoff@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Ruth Metzler-Arnold	+41 61 324 9980	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
John Gilardi	+41 61 324 3018	Jill Pozarek	+1 212 830 2445
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Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: November 3, 2009	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting